EXHIBIT 4.3

DESCRIPTION OF COMMON STOCK
General

Quintana Energy Services Inc. (“QES,” “we,” or “our”) is incorporated in the state of Delaware. The rights of our stockholders are generally covered by Delaware law and our certificate of incorporation (“Certificate”) and bylaws (“Bylaws”) (each as amended and restated and in effect as of the date hereof). The terms of our common stock are therefore subject to Delaware law, including the Delaware General Corporation Law (the “DGCL”), and the common and constitutional law of Delaware.

This exhibit describes the general terms of our common stock. This is a summary and does not purport to be complete. Our Certificate and Bylaws as they exist on the date of this Annual Report on Form 10-K are incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with the rules of the SEC. You are encouraged to read those documents.

For more detailed information about the rights of our common stock, you should refer to our Certificate, Bylaws and the applicable provisions of Delaware law, including the DGCL, for additional information.
Authorized Capital Stock
Our authorized capital stock consists of:
•150,000,000 shares of common stock, $0.01 par value per share, and
•10,000,000 shares of preferred stock, $0.01 par value per share.
Common Stock
Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights.
Dividend Rights. Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.
Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, voluntary or involuntary, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.
Other Matters. Subject to the preferential rights of any other class or series of stock, all shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our Certificate and Bylaws do not restrict the ability of a holder of our common stock to transfer the holder’s shares of our common stock.

Anti-Takeover Effects of Provisions of Our Certificate, our Bylaws and Delaware Law
Some provisions of Delaware law, and our Certificate and our Bylaws described below, contain provisions that could make the following transactions more difficult:

•	acquisitions of us by means of a tender offer, a proxy contest or otherwise;

•	removal of our incumbent officers and directors; or

•	changes in our management;
It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We have elected not to be subject to the provisions of Section 203 of the DGCL, which regulates corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the New York Stock Exchange (“NYSE”), from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.
However, our Certificate contains provisions that have the same effect as Section 203, except that they provide that both the Principal Stockholders (as defined therein) and any persons to whom the Principal Stockholders sell their common stock will not be deemed to be interested stockholders, and thereby will not be subject to the restrictions set forth in our Certificate that have the same effect as Section 203 of the DGCL.
Certificate of Incorporation and Bylaws
Provisions of our Certificate and our Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.
Among other things, our Certificate and Bylaws:

•
establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•
provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

•
provide that, after we cease to be a “controlled company” under the rules of the NYSE, all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of our preferred stock, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•
provide that, after we cease to be a controlled company, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of our preferred stock with respect to such series;

•	provide that, after we cease to be a controlled company, our Certificate and Bylaws may be amended by the affirmative vote of the holders of not less than 66 2/3% of our then outstanding common stock;

•
provide that, after we cease to be a controlled company, special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote (prior to such time, a special meeting may also be called at the request of our stockholders holding a majority of the then outstanding shares entitled to vote generally in the election of directors voting together as a single class);

•
provide, after we cease to be a controlled company, for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of our preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•
provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, investment funds managed by Quintana Capital Group, Archer Well Company Inc. and its affiliates, and Geveran Investments Limited and their affiliates and that they have no obligation to offer us those investments or opportunities;

•
provide that, after we cease to be a controlled company, the affirmative vote of the holders of not less than 66 2/3% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office from time to time, and directors will be removable only for “cause”;

•	provide that the board of directors is expressly authorized to adopt, alter or repeal our Bylaws; and

•	prohibit cumulative voting by our stockholders on all matters.
Forum Selection
Our Certificate provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our Certificate or our Bylaws; or

•
any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our Certificate also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Certificate is inapplicable or unenforceable.
Listing
Our common stock is listed on the NYSE under the symbol “QES.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.